Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

March 27, 2024

Via EDGAR Correspondence

Ms. Valerie J. Lithotomos
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie ETF Trust II
File No. 811-23725

Dear Ms. Lithotomos:

This letter responds to your comments provided by telephone on March 22, 2024, regarding the preliminary proxy statement for Valkyrie ETF Trust II (the “Trust”) filed on behalf of the Valkyrie Bitcoin and Ether Strategy ETF and Valkyrie Bitcoin Miners ETF (each, a “Fund” and collectively, the “Funds”) with the Staff of the Securities and Exchange Commission (the “Staff”) on March 15, 2024 (the “Preliminary Proxy Statement”). Changes made as a result of your comments will be reflected in the Trust’s definitive proxy statement.

Comment 1

The Staff notes that in the section entitled “Questions and Answers,” the disclosure states, “The terms of the Interim Advisory Agreement and the Interim Sub-Advisory Agreement are substantially identical to the terms of the Prior Advisory Agreement and the Prior Sub-Advisory Agreement, respectively, except for the date, term and escrow provisions.” Please briefly describe what the “escrow provisions” are.

Response to Comment 1

In accordance with the Staff’s comment, the following disclosure has been added immediately after the above-referenced disclosure:

The escrow provisions provide that fees payable under the Interim Advisory Agreement and Interim Sub-Advisory Agreement are to be placed into an escrow account and released only if the New Advisory Agreement and New Sub-Advisory Agreement, respectively, are approved.

March 27, 2024

Comment 2

The Staff notes that in the section entitled “Board Considerations in Approving the New Advisory Agreement and New Sub-Advisory Agreement,” the disclosure states, “Given the Adviser’s and the Sub-Adviser’s representations that there would be no changes in the services provided to the Funds as a result of the Transaction, that any differences in the terms of the Prior Agreements and the New Agreements were immaterial to the Adviser’s and the Sub-Adviser’s management of the Funds and that the Board could continue to rely on the materials provided by the Adviser in connection with the September 2023 contract approval and the Sub-Adviser in connection with the June 2023 contract approval, the Board determined that its prior considerations in approving the Prior Agreements remained relevant. The Board noted that, in reviewing and renewing the Prior Agreements:…” Please revise this disclosure to better clarify what the Board noted.

Response to Comment 2

In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

The Board considered that it had last approved the Prior Advisory Agreement for the Funds at the Board’s September 26, 2023 meeting and the Prior Sub-Advisory Agreement for the Funds at the Board’s June 15, 2023 meeting. At these Board meetings, the Adviser and the Sub-Adviser, respectively, represented that there would be no changes in the services provided to the Funds as a result of the Transaction and that any differences in the terms of the Prior Agreements and the New Agreements were immaterial to the Adviser’s and the Sub-Adviser’s management of the Funds. The Adviser and the Sub-Adviser additionally represented that the Board could continue to rely on the materials provided by the Adviser in connection with the September 2023 contract approval and the Sub-Adviser in connection with the June 2023 contract approval. As such, the Board determined that its considerations for approving the Prior Agreements from the September 26, 2023 and June 15, 2023 Board meetings remained relevant for approving the New Agreements. The Board based its decision on the totality of the circumstances and relevant factors and its analysis is set forth below.

March 27, 2024

Comment 3

In the section entitled, “Board Considerations in Approving the New Advisory Agreement and New Sub-Advisory Agreement,” please redefine “BTF” as the Valkyrie Bitcoin and Ether Strategy ETF.

Response to Comment 3

The disclosure has been revised in accordance with the Staff’s comment.

Comment 4

The Staff notes the disclosure states, “If a quorum is not present at the Special Meeting, or a quorum is present at the Special Meeting but sufficient votes to approve the Proposals are not received, the chair of the Special Meeting or the holders of a majority of the Funds’ shares present at the Special Meeting, in person or by proxy, may adjourn the Special Meeting with respect to the Proposals to permit further solicitation of proxies.” Per Rule 14a-4 of the Securities Exchange Act of 1934, the Staff requests the Trust add a separate proposal to adjourn the special meeting if a quorum is present but sufficient votes to approve the proposal are not received.

Response to Comment 4

The Trust acknowledges the Staff's comment and respectfully declines to add a separate proposal. The Trust believes that the adjournment or postponement of a meeting to solicit additional proxies is not a substantive proposal for which proxies must be independently solicited. In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (Feb. 6, 1973) (the “Adjournment Release”), the Securities and Exchange Commission (the “Commission”) withdrew proposed Rule 20a-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In its release withdrawing the proposed rule, the Commission expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

March 27, 2024

The Commission has thus expressly authorized investment company management to decide whether to adjourn a stockholder meeting for the purpose of soliciting stockholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Trust further notes that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release, therefore, does not support the notion that such adjournments are a substantive proposal for which proxies must be solicited independently.

Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. The Proxy Statement explicitly states that “[i]n his or her discretion, the proxy is authorized to vote upon such matters as may come properly before the meeting.” As a result, any shareholder who executes a proxy will have authorized the named proxies to adjourn the meeting in their discretion. The Trust believes that this process does not confer discretionary authority to the persons named as proxies with respect to adjournment and that it is consistent for a shareholder who votes in favor of a proposal to also vote in favor of an adjournment with respect to that proposal to solicit additional votes, and that adding an additional proposal to that effect adds unnecessary expenses and complexity to the proxy solicitation. The Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within the Trust’s discretionary authority when voting proxies. Consistent with this approach, Article II, Section 10 of the Trust’s By-Laws states, the chair of the meeting may prescribe such rules, regulations and procedures and take such actions as, in the discretion of such chair, are appropriate for the proper conduct of the meeting including, without limitation, “(g) recessing or adjourning the meeting to a later date and time and place announced at the meeting.” We believe, therefore, that adjournments are not prohibited by Rule 14a-4 and that the Proxy Statement and the actions contemplated therein are consistent with Rule 14a-4.

March 27, 2024

Comment 5

Please supplementally confirm to the Staff that Exhibit A and Exhibit B are the new advisory and sub-advisory agreements, respectively.

Response to Comment 5

The Trust confirms that Exhibit A is the New Advisory Agreement and Exhibit B is the New Sub-Advisory Agreement. The Trust notes that the disclosure states the following with respect to the exhibits:

The form of the New Advisory Agreement is included as Exhibit A to this Proxy Statement… The form of the New Sub-Advisory Agreement is included as Exhibit B to this Proxy Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren